Exhibit 99.1

Dominion Diamond Comments on Recent Media Rumours

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 14, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today commented on recent media rumours related to the Company’s review of strategic alternatives.

On March 27, 2017, Dominion announced that its Board of Directors had formed a Special Committee (the “Special Committee”) to explore, review, and evaluate a range of potential strategic alternatives focused on maximizing shareholder value. The Special Committee, working together with the Company’s management team and advisors, is considering alternatives that could include the sale of the Company. As previously disclosed, interested parties, including Washington Corporations, have executed confidentiality agreements with the Company.

The Company has not made any decisions related to strategic alternatives at this time and there can be no assurance that the exploration of strategic alternatives will result in any transaction or change in strategy.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Investors:
Jacqueline Allison, 416-205-4371
Vice President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897